

SEC 10031116 ISSION

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ANNUAL ~~AUDITED REPORT~~ FORM X-17A-5 PART III

SEC FILE NUMBER
8- 11979

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/08 (MM/DD/YY) AND ENDING 09/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: S.C. Parker & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5892 Main Street
(No. and Street)

Williamsville (City) NY (State) 14221-8284 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard M. Hilliker 716-632-6800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Courtney, Fink & Forbes, LLP
(Name – *if individual, state last, first, middle name*)

719 Cottage Grove Rd. (Address) Bloomfield (City) CT (State) 06002 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Richard M. Hilliker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of S.C. Parker & Co., Inc., as of September 30, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

MAGDALENA V. BOESZE
NOTARY PUBLIC, State of New York
Qualified in Erie County
My Commission Expires April 25, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COURTNEY, FINK & FORBES, LLP
CERTIFIED PUBLIC ACCOUNTANTS

James F. Courtney, C.P.A.
Russell H. Fink, C.P.A.
Christopher J. Forbes, C.P.A.
David R. Lefkowitz, C.P.A.

719 Cottage Grove Road
Bloomfield, CT 06002
(860) 242-9400
FAX (860) 242-2644

The Board of Directors
S.C. Parker & Co., Inc.
Williamsville, New York

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statement of financial condition of S.C. Parker & Co., Inc., as of September 30, 2009, and the related statements of income (loss), changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of S.C. Parker & Co., Inc., at September 30, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Courtney, Fink & Forbes, LLP

October 16, 2009

S.C. PARKER & CO., INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2009

ASSETS

Cash and Cash Equivalents		$ 154,875
Cash on Hand		600
Receivable from Clearing Organizations		100,000
Receivables from Non-Customers		3,930
Securities Owned:		
Marketable, at Market Value		842,218
Property, Furniture and Equipment, at Cost, Less Accumulated Depreciation and Amortization of $136,818		35,012
Other Assets		13,856
Deferred Income Taxes		1,361
TOTAL ASSETS		$1,151,852

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Payable to Clearing Organizations		$ 244,800
Payables to Non-Customers		77,948
Accrued Taxes, Expenses and Other Liabilities		31,313
Total Liabilities		354,061
Stockholders' Equity:		
Common Stock:		
Management, par value 10 cents per share	$ 720	
Common, par value 10 cents per share	9,309	10,029
Retained Earnings		1,072,122
Less: Treasury Stock, at Cost		(284,360)
Total Stockholders' Equity		797,791
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$1,151,852

The accompanying Notes are an integral part of these Financial Statements.

EXHIBIT B

S.C. PARKER & CO., INC.
STATEMENT OF INCOME (LOSS)
YEAR ENDED SEPTEMBER 30, 2009

Revenues:	
Commissions	$ 286,447
Gains (Losses) on Trading Accounts	261,831
Gains (Losses) on Investment Accounts	(64,582)
Revenue from Sale of Investment Company Shares	132,179
Investment Advisory Fees	37,654
Other Revenue	295,119
	948,648
Expenses:	
Officers Compensation and Benefits	265,784
Employee Compensation and Benefits	495,765
Interest Expense	27,779
Regulatory Fees and Expenses	9,118
Other Expenses	302,226
	1,100,672
Net Income (Loss) Before Federal Income Taxes	(152,024)
Provision for Federal Income Taxes (Benefit)	(54,026)
NET INCOME (LOSS)	$ (97,998)
LOSS PER COMMON SHARE	$ (1.56)

The accompanying Notes are an integral part of these Financial Statements.

EXHIBIT C

S.C. PARKER & CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED SEPTEMBER 30, 2009

	Common Stock							
	Management		Common		Retained	Treasury Stock		Total Stockholder's
	Shares	Amount	Shares	Amount	Earnings	Shares	Amount	Equity
Balance, October 1, 2008	7,200	$ 720	93,287	$ 9,329	$ 1,171,874	37,656	$ (284,360)	$ 897,563
Net Income (Loss)	-	-	-	-	(97,998)	-	-	(97,998)
Purchase and Retirement Of Common Shares	-	-	(200)	(20)	(1,754)	-	-	(1,774)
BALANCE, SEPTEMBER 30, 2009	7,200	$ 720	93,087	$ 9,309	$ 1,072,122	37,656	$ (284,360)	$ 797,791

The accompanying Notes are an integral part of these Financial Statements.

EXHIBIT D

S.C. PARKER & CO., INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED SEPTEMBER 30, 2009

Subordinated Borrowings October 1, 2008	$ -
Subordinated Borrowings September 30, 2009	$ -

The accompanying Notes are an integral part of these Financial Statements.

S.C. PARKER & CO., INC.
STATEMENT OF CASH FLOWS
YEAR ENDED SEPTEMBER 30, 2009

EXHIBIT E

Cash Flows from Operating Activities:		
Net Loss - Exhibit B	$ (97,998)	
Adjustments to Reconcile Net Loss to Net Cash Used by Operating Activities:		
Depreciation and Amortization	6,405	
Loss on Loans Receivable	10,414	
Deferred Income Taxes	(54,437)	
Decrease (Increase) in Operating Assets:		
Prepaid Expenses	513	
Securities	540,157	
Increase (Decrease) in Operating Liabilities:		
Payable to Clearing Organizations	(302,584)	
Payable to Non-Customers	(48,499)	
Accrued Taxes, Expenses and Other Liabilities	(852)	
Net Cash Provided by Operating Activities		$ 53,119
Cash Flows from Investing Activities:		
Net Collection on Loans to Employees	7,067	
Acquisition of Equipment	(8,069)	
Increase in Deposits	(306)	
Net Cash Used by Investing Activities		(1,308)
Cash Flows from Financing Activities:		
Purchase and Retirement of Common Stock	(1,774)	
Net Cash Used by Financing Activities		(1,774)
Net Increase in Cash and Cash Equivalents		50,037
Cash and Cash Equivalents - Beginning of Year		104,838
CASH AND CASH EQUIVALENTS - END OF YEAR		$ 154,875

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for:	
Interest	$ 32,487
Income Taxes	136

The accompanying Notes are an integral part of these Financial Statements.

(1) Summary of Significant Accounting Policies

(a) Nature of Operations

S.C. Parker & Co., Inc. is a full service broker and dealer in securities registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company has engaged an outside clearing house to act as their clearing firm for executing and clearing trades. As a result, the Company does not carry customer accounts on its books.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all investments purchased with a maturity of three months or less to be cash equivalents.

(d) Property, Furniture and Equipment

Depreciation of property, furniture and equipment is provided for on the straight-line basis over the estimated useful lives of the respective assets ranging from five to twenty-eight years. Amortization of leasehold improvements is provided for on a straight-line basis over 39 years.

(e) Compensated Absences

Employees of the Company are entitled to paid vacation depending on length of service and other factors. At September 30, 2009 the value of accumulated vacation leave cannot be reasonably estimated and is not included in these financial statements.

(f) Income Taxes

The Company may be subject to a new accounting pronouncement, Financial Accounting Standards Board Interpretation Number 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). The purpose of FIN 48 is to clarify whether the Company may include tax benefits from uncertain tax positions in their financial statements.

The Company is in the process of identifying areas in its activities which might be subject to actions by the Internal Revenue Service or state taxing authorities. The Company has elected to defer the application of FIN 48, as recently permitted by the Financial Accounting Standards Board Staff Position FIN 48-3, until the fiscal year ending September 30, 2010. This will allow the Company to benefit from the guidance on implementation currently being developed by the Financial Accounting Standards Board.

(1) Summary of Significant Accounting Policies (cont'd.)

(g) Deferred Income Taxes

Deferred income taxes are reported using the liability method. Deferred tax assets are recognized for deductible temporary differences and both operating and capital loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

(h) Advertising

The Company expenses advertising costs as they are incurred. Advertising expense was $24,786 for the year ended September 30, 2009.

(2) Receivables from Non-Customers

Receivables from non-customers consists of various employee loan and advances and other miscellaneous receivables totaling $3,930 as of September 30, 2009.

(3) Securities Owned - Marketable

Securities owned - marketable, consists of trading and investment securities and are stated at market value of $842,218. At September 30, 2009, the aggregate cost of these securities totaled $513,704.

(4) Property, Furniture and Equipment

A breakdown of property, furniture and equipment is as follows:

Property, Furniture and Equipment (at cost)	$171,830
Accumulated Depreciation	136,818
	$ 35,012

(5) Payable to Clearing Organizations

The Company has a margin account agreement with Pershing & Company, Jersey City, New Jersey. Interest on amounts borrowed under this agreement is payable monthly at a variable rate. This account is secured by the Company's investment and trading securities held by them having a fair market value as of September 30, 2009 of $842,218. At September 30, 2009, amounts payable to clearing organizations totaled $244,800.

(6) Income Taxes

Income tax expense consists of the following components:

Current Tax Expense:	
Federal	$ -
State	411
Deferred Tax Expense (Benefit)	(54,437)
Income Tax Expense (Benefit)	$ (54,026)

A reconciliation of the difference between the expected income tax expense computed at the U.S. statutory income tax rate and the Company's income tax expense is shown in the following table:

Expected income tax expense (benefit) at U.S. Statutory tax rate	$ (51,688)
The effect of:	
Nondeductible expenses	4,134
Increase due to state taxes, net of federal income tax effects	271
Tax-exempt income	(6,413)
Other	(330)
Income Tax Expense (Benefit)	$ (54,026)

As of September 30, 2009, the Company has $331,714 in unused net operating losses available to offset future years' taxable income, expiring various years through September 30, 2029. In addition, the Company also has $32,861 in capital losses available to offset future years' capital gains, expiring September 30, 2014.

Deferred tax assets (liabilities) as of September 30, 2009, consists of the following:

Deferred Tax Assets	$ 125,700
Deferred Tax Liabilities	(124,339)
Net Deferred Tax Asset	$ 1,361

The deferred tax liability is principally applicable to the unrealized appreciation of securities. The deferred tax asset is attributable to the Company's net operating loss and capital loss carryforwards.

(7) Common Stock

Common stock is comprised of the following:

	Par	Shares Authorized	Shares Issued	Shares Outstanding
Management	$ .10	9,000	7,200	7,200
Common	.10	1,000,000	93,087	55,431

Common shares are entitled to one voting right per share. Management voting rights are determined based on the aggregate voting rights of the common shares. At September 30, 2009, management shares are entitled to 8 voting rights per share (based on the outstanding number of common shares).

During the year ended September 30, 2009, the Company purchased and retired 200 shares of its common stock.

(8) Treasury Stock

Treasury stock is stated at cost and as of September 30, 2008, consists of 37,656 shares of common stock.

(9) Loss Per Common Share

Loss per common share was computed by dividing the current year net loss by the weighted average number of management and common shares outstanding during the year. The weighted average number of shares outstanding was 62,781 for the year ending September 30, 2009.

(10) Retirement Plan

The Company has a Simplified Employee Pension Plan under Internal Revenue Code Section 401(k). All employees with service over one year are eligible to participate in the plan. The Company pays an amount equal to the employee's contribution to the plan, up to 3% of the employee's salary. The expense of the Company including administrative costs was $8,445 for the year ended September 30, 2009.

(11) Leases

The Company leases two sales offices, a storage facility and office equipment under operating leases expiring in various years through 2012. The Company leases one of its sales offices from an officer of the Company under terms of a five year lease that expires December 31, 2012. Terms include monthly rent payable to the officer of $2,875, plus operating costs (utilities) and taxes.

Minimum future rental payments under noncancellable operating leases having remaining terms in excess of one year as of September 30, 2009, for each of the remaining years and in the aggregate are as follows:

Year Ended September 30,	
2010	$ 38,651
2011	35,921
2012	34,500
2013	8,625
Total Minimum Future Rental Payments	$ 117,697

(12) Concentrations of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash, receivables from clearing organizations, and securities-investment and trading. The Company places its cash and temporary cash investments with high quality institutions. At times, such balances may be in excess of the federal depository insurance limits.

The Company maintains a money fund and securities account with a brokerage firm. The brokerage firm provides unlimited account protection to the securities and cash awaiting reinvestment held by them. Of this total, the Securities Investor Protection Corporation provides $500,000 of coverage, including $100,000 for claims for cash awaiting reinvestment. The remaining coverage is provided by the brokerage firm through a commercial insurer.

Securities-Investments and Trading consists of common stock of public entities, corporate and municipal bonds and other readily marketable securities. These securities are subject to risks of the market as a whole and the industries in which the issuing entity operates.

(13) Subordinate Accounts

There were no subordinate accounts at either the beginning or the end of the year.

(14) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At September 30, 2009, the Company had net capital of $611,054, which was $361,054 in excess of its required net capital of $250,000. The Company's net capital ratio was .18 to 1.

(15) Subsequent Events

The Company did not have any recognized or nonrecognized subsequent events after September 30, 2009, the date of the Statement of Financial Condition. Subsequent events have been evaluated through November 17, 2009, the date the financial statements were issued.

COURTNEY, FINK & FORBES, LLP
CERTIFIED PUBLIC ACCOUNTANTS

James F. Courtney, C.P.A.
Russell H. Fink, C.P.A.
Christopher J. Forbes, C.P.A.
David R. Lefkowitz, C.P.A.

719 Cottage Grove Road
Bloomfield, CT 06002
(860) 242-9400
FAX (860) 242-2644

The Board of Directors
S.C. Parker & Co., Inc.
Williamsville, New York

INDEPENDENT AUDITORS' STATEMENT ON COMPUTATION OF NET CAPITAL

There are no material differences between the net capital computation included in Schedule 1 and the net capital computation in the FOCUS IIA as of September 30, 2009.

Courtney, Fink & Forbes, LLP

October 16, 2009

COURTNEY, FINK & FORBES, LLP
CERTIFIED PUBLIC ACCOUNTANTS

James F. Courtney, C.P.A.
Russell H. Fink, C.P.A.
Christopher J. Forbes, C.P.A.
David R. Lefkowitz, C.P.A.

719 Cottage Grove Road
Bloomfield, CT 06002
(860) 242-9400
FAX (860) 242-2644

The Board of Directors
S.C. Parker & Co., Inc.
Williamsville, New York

INDEPENDENT AUDITORS' REPORT ON
INTERNAL ACCOUNTING CONTROL

In planning and performing our audit of the financial statements of S.C. Parker & Co., Inc. for the year ended September 30, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15C3-3(e). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System or obtaining and maintaining physical possession or control of all fully paid or excess margin securities of customers as required by rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors and fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

INDEPENDENT AUDITORS' REPORT ON
INTERNAL ACCOUNTING CONTROL (CONT'D)

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and is not intended to be and should not be used by anyone other than these specified parties.

Courtney, Fink & Forbes, LLP

October 16, 2009

S.C. PARKER & CO., INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
SEPTEMBER 30, 2009

NET CAPITAL

Total Stockholders Equity		$ 797,791
Deductions and/or Charges:		
Nonallowable Assets:		
Cash on Hand	$ 600	
Receivables from Non-Customers	3,930	
Property, Furniture and Equipment, net	35,012	
Other Assets	13,856	
Deferred Income Taxes	1,361	54,759
Net Capital before Haircuts on Security Positions		743,032
Haircuts on Securities:		
Trading and Investment Securities		
Exempted Securities	507	
Debt Securities	8,344	
Other Securities	106,145	
Undue Concentration	14,426	
Other - Money Market	2,556	131,978
NET CAPITAL		$ 611,054

AGGREGATE INDEBTEDNESS

Items included in Statement of Financial Condition:	
Payable to Non-Customers	$ 77,948
Accrued Taxes, Expenses and Other Liabilities	31,313
TOTAL AGGREGATE INDEBTEDNESS	$ 109,261

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required (6 2/3% of Total Aggregate Indebtedness)	$ 7,284
Minimum Dollar Net Capital Requirement	$ 250,000
Net Capital Requirement	$ 250,000
Excess Net Capital (Net Capital less Net Capital Requirement)	$ 361,054
Excess Net Capital at 1,000 percent (Net Capital less 10% of Total Aggregate Indebtedness)	$ 600,128
Percent of Aggregate Indebtedness to Net Capital	17.88

S.C. PARKER & CO., INC.

SEPTEMBER 30, 2009

COURTNEY, FINK & FORBES, LLP
CERTIFIED PUBLIC ACCOUNTANTS

S.C. PARKER & CO., INC.
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